     SECURITIES AND EXCHANGE COMMISSION
     Washington, D.C. 20549

     SCHEDULE 13D
      (Rule 13d-101)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
     TO RULE 13d-2(a)
     (Amendment No. ___)*

      Rodobo International, Inc.

     (Name of Issuer)

Common Stock, par value $0.0001 per share

     (Title of Class of Securities)

77106L104

     (CUSIP Number)

Yanbin Wang
NO 380 CHANGJIANG ROAD
HIGH TECH DEVELOPMENT ZONE
HARBIN, HEILONGJIANG PROVINCE, F4
PRC 150000
+86-0451-82260522

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 12, 2009

     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

     (Continued on following pages)

     (Page 1 of 5 Pages)

_________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP NO. 77106L104		Page 2 of 5 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Yanbin Wang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (A) ☐ (B) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,000,000 Shares of Common Stock
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 3,000,000 Shares of Common Stock
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,000,000 Shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.0%
14	TYPE OF REPORTING PERSON* IN

Item 1.   Security and Issuer.

        The class of equity securities to which this statement relates is the common stock, par value $0.0001 per share (the “Common Stock”), of Rodobo International, Inc., a Nevada corporation (the “Issuer”). The Issuer’s principal executive offices are located at 380 Changjiang Road, Nangang District, Harbin, PRC 150001.

SCHEDULE 13D
CUSIP NO. 77106L104		Page 3 of 5 Pages

Item 2.   Identity and Background.

        The name of the person filing this statement is Yanbin Wang (“Mr. Wang”). Mr. Wang’s business address is No. 380 Changjiang Road, High Tech Development Zone, Harbin, Heilongjiang Province, F4, PRC 150000. Mr. Wang’s principal occupation is as the Chairman, CEO and President of the Issuer.

        During the last five years, Mr. Wang has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        Mr. Wang is a citizen of the People’s Republic of China.

Item 3.   Source and Amount of Funds or Other Consideration.

        In connection with the Merger (as such term is defined in the Issuer’s Annual Report on Form 10-K for the year ended September 30, 2008), the Issuer issued 3,000,000 shares of convertible preferred stock to Mr. Wang (the “Preferred Stock”). The Preferred Stock was convertible into Common Stock at a share ratio of 1:1 upon the increase of the Issuer’s authorized share capital. On May 12, 2009 (following the April 2, 2009 amendment of the Issuer’s articles of incorporation whereby the total authorized share capital has been increased), Mr. Wang’s 3,000,000 shares of Preferred Stock have converted into 3,000,000 shares of Common Stock.

Item 4.   Purpose of Transaction.

        As described in Item 3 above, this statement is being filed in connection with the acquisition by Mr. Wang of Common Stock as a result of his conversion of 3,000,000 shares of Preferred Stock issued to him in connection with the Merger. Mr. Wang has been the Board Chairman and General Manager of our wholly owned operating subsidiary, Harbin Rodobo Dairy Co., Ltd. (“Harbin Rodobo”) since 2002 and has received the 3,000,000 shares as part of the consideration paid to the Sellers (as such term is defined in the Issuer’s Annual Report on Form 10-K for the year ended September 30, 2008) and their designees in connection with the Merger pursuant to which Harbin Rodobo became a subsidiary of the Issuer, which prior to the Merger was a shell company.

        Mr. Wang does not have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

SCHEDULE 13D
CUSIP NO. 77106L104		Page 4 of 5 Pages

Item 5.   Interest in Securities of the Issuer.

         (a)        and (b). Mr. Wang beneficially owns (with sole right to vote and to dispose of) an aggregate of 3,000,000 shares of Common Stock representing 20.0% of the Issuer’s outstanding Common Stock. Except as set forth in this Item 5, Mr. Wang does not own beneficially any shares of the Issuer.

         (c)        Mr. Wang received 3,000,000 shares of Common Stock on May 12, 2009, in connection with the conversion of his 3,000,000 shares of Preferred Stock. Except for the conversion described above, no transactions in the class of securities reported have been effected during the past 60 days by Mr. Wang.

         (d)        To the knowledge of Mr. Wang, no other person besides himself has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of Issuer reported herein.

         (e)        Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the reporting persons or, to the knowledge of the reporting persons, any other person or Mr. Wang, or between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits.

        The following documents are filed as exhibits to this statement:

1.	Agreement and Plan of Merger, dated September 30, 2008, by and among Navstar Media Holdings, Inc., Rodobo International, Inc, and Mega Profit Limited (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed October 6, 2008).

2.	Certificate of Designation of the Issuer dated October 10, 2008.

SCHEDULE 13D
CUSIP NO. 77106L104		Page 5 of 5 Pages

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 21, 2009

/s/ Yanbin Wang
Yanbin Wang

Exhibit 2

From: 8458183588 Page: 4/6 Date: 10/10/2008 2:48:36 PM

ROSS MILLER
Secretary of State
204 North Carson Street, Ste 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: www.nvsos.gov

Filed in the office of	Document Number 20080672572-29
/s/ Ross Miller	Filing Date and Time 10/10/2008 3:00 PM
Ross Miller Secretary of State State of Nevada	Entity Number C2229-2002

Certificate of Designation
(PURSUANT TO NRS 78.1955)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Designation For Nevada Profit Corporations
(Pursuant to NRS 78.1955)

1. Name of corporation:

Rodobo International, Inc.

2. By resolution of the board of directors pursuant to a provision in the articles of incorporation this certificate establishes the following regarding the voting powers, designations, preferences, limitations, restrictions and relative rights of the following class or series of stock.

12,976,316 Series A Preferred Convertible. For details please see the attachment I.

3. Effective date of filing: (optional)

(must not be later than 90 days after the certificate is filed)

4. Signature: (required)

X /s/ Ranny Liang

Signature of Officer

Filing Fee: $175.00

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

Nevada Secretary of State Stock Designation
Revised: 7-1-08

Attachment I

Rodobo International, Inc. (the “Company”), a corporation
organized and existing under
Nevada Revised Statutes of the State of Nevada, does hereby certify:

        FIRST: Pursuant to authority conferred upon the Board of Directors by its Certificate of Incorporation, and pursuant to the provisions of Nevada Revised Statutes has adopted a resolution on October 9, 2008, which is set forth below, to issue the number of shares of the Series A Convertible Preferred Stock pursuant to a resolution dated October 9, 2008, a copy of which was filed with the State of Delaware.

        RESOLVED, that pursuant to the authority expressly granted to and vested in the Board of Directors of the Company by the provisions of the Certificate of Incorporation of the Company, as amended, out of the authorized but unissued shares of Preferred Stock of the Company this Board of Directors hereby creates a series of the Preferred Stock, par value $0.001 per share, face value $1.10 per share (the “Preferred Stock”) of the Company, and this Board of Directors hereby fixes the powers, designations, preferences and relative, participating, optional or other special rights of the shares of such series, and the qualifications, limitations or restrictions thereof (in addition to the powers, designations, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, set form in the Certificate of Incorporation of the Company which are applicable to Preferred Stock of all series) as follows:

1.     Designation. The designation of the series shall be “Series A Convertible Preferred Stock” (the “Series A Convertible Preferred Stock”), face value $1.10 (“Face Value”). The Series A Convertible Preferred Stock shall be issued at a purchase price of US$1.10 per share (“Purchase Price”).

2.     Number. The number of shares constituting the Series A Convertible Preferred Stock shall be 12,976,316.

3.     Liquidation Preference. With respect to liquidation and any other class or series of capital stock of the Company ranking senior to or on a parity with the Series A Convertible Preferred Stock with respect to liquidation, in the event of any liquidation, dissolution or winding up of the affairs of the Company, whether voluntary or involuntary, the holders of record of the issued and outstanding shares of Series A Convertible Preferred Stock (“Holder”) shall be entitled to receive, out of the assets of the Company available for distribution to the Holders of shares of Series A Convertible Preferred Stock, prior and in preference to any distribution of any of the assets of the Company to the holders of Common Stock and any other series of Preferred Stock ranking junior to the Series A Convertible Preferred Stock with respect to liquidation and any other class or series of capital stock of the Company ranking junior to the Series A Convertible Preferred Stock with respect to liquidation, an amount in cash per share equal to $1.10, plus an amount equal to all dividends accrued and unpaid on each such share (whether or not declared) up to the date fixed for distribution. If, upon such liquidation, dissolution or winding up of the affairs of the Company, the assets of the Company distributable among the Holders of Series A Convertible Preferred Stock and any other series of Preferred Stock ranking on a parity therewith in respect thereto or any class or series of capital stock of the Company ranking on a parity therewith in respect thereto shall be insufficient to permit the payment in full to all such Holders of shares of the preferential amounts payable to them, then the entire assets of the Company available for distribution to such Holders of shares shall be distributed ratably among such Holders in proportion to the respective amounts that would be payable per share if such assets were sufficient to permit payment in full. After payment of the full amount to which they are entitled upon liquidation pursuant to this Section 3(a), the Holders of shares of Series A Convertible Preferred Stock will not be entitled to any further participation in any distribution of assets by the Company. Neither a consolidation or merger of the Company with another corporation or other entity nor a sale, transfer, lease or exchange of all or part of the Company’s assets will be considered a liquidation, dissolution or winding up of the affairs of the Company for purposes of this Section 3(a).

         b.               No Preference on Common Stock. The preference in liquidation provided in the above Section 3(a) shall not apply if the Holder of the Series A Convertible Preferred Stock has converted the Series A Convertible Preferred Stock into Common Stock of the Company, Which shall be ranked junior to Preferred Stock.

4.     Mandatory Conversion: Convertible Preferred Stock shall be mandatorily converted as follows:

         a.    upon the successful increase of the total authorized shares of common stock of the Company, the Company shall automatically convert such Series A Convertible Preferred Stock into fully paid and nonassessable shares of Common Stock of the Company at the ratio of one for one shares of the Common Stock of the Company (“Conversion Ratio”).

         b.    Costs. The Company shall pay all documentary fee attributable to the issuance or delivery of shares of Common Stock upon conversion of any shares of Series A Convertible Preferred Stock; provided that the Company shall not be required to pay any taxes which may be payable in respect of any transfer involved in the issuance or delivery of any certificate for such shares in a name other than that of the Holder of the shares of Series A Preferred Stock in respect of which such shares are being issued.

         c.    No dividend. Series A Preferred Stock shall carry no interest nor dividend during its existence

        FURTHER RESOLVED, that any and all actions heretofore taken by the Company within the terms of any of the foregoing resolutions are hereby ratified and confirmed

        SECOND: That said determination of the powers, designation, preferences and the relative, participating, optional or other rights, and the qualifications, limitations or restrictions thereof; relating to said series of Preferred Stock, was duly made by the Board of Directors of the Company pursuant to the provisions of the Certificate of Incorporation of the Company, as amended, and in accordance with the provisions of Nevada Revised Statutes of the State of Nevada.